Schedule TO  Exhibit (a)(5)(i)



LONDON -- (BUSINESS WIRE) -- Aug. 3, 2000 -- INVENSYS plc yesterday assumed full management control of Baan with approximately 72% of the company's outstanding shares.

A detailed action plan was begun immediately under the leadership of Bruce Henderson, Divisional Chief Executive of INVENSYS Software Systems.

The new Baan organization reporting to Mr. Henderson will be led by Laurens van der Tang as President. Mr. van der Tang's key team will include:

Paul Daly...........President, Solutions - Americas
Erik Seppenwoolde...President, Solutions - Europe, Middle East & Asia
Ardin Vlot..........Vice President, Global Support
Hans Wortmann.......Vice President, Development
Henk de Ruiter......Vice President, Marketing
Rob Ruijter.........Vice President, Finance

In addition, to ensure rapid expansion of the critical Customer
Relationship Management element of e-business, Bob Karulf will oversee eCRM, reporting directly to Mr. Van der Tang.

Further details will be announced shortly, including the appointment of a President, Asia Pacific, in-depth restructuring plans and actions to restore the business to sales growth and profitability.

INVENSYS plc is a global leader in the Automation and Controls industry. With its head office in London, England it operates in all regions of the world through four focused divisions - Intelligent Automation, Industrial Drive Systems, Power Systems and Controls. With over 90,000 employees, the company's products and services range from advanced control systems and networks for automating industrial plants and controlling the environments of buildings, to electronic devices and controls found in residential buildings and light commercial applications, plus complete power systems for the telecommunications and information technology industries.

Contact:  INVENSYS plc, London
          Victoria Scarth, 011-44-20-7821-3712
                    or
          Taylor Rafferty, New York
          James P. Prout, 212-889-4350